UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36839

AVENUE FINANCIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

c/o Pinnacle Financial Partners, Inc. 150 Third Avenue South, Suite 900 Nashville, Tennessee 37201 Tel: (615) 744-3700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

See Annex A attached hereto

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an “X” in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: See Annex B attached hereto

Pursuant to the requirements of the Securities Exchange Act of 1934, Pinnacle Financial Partners, Inc., as successor by merger to Avenue Financial Holdings, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PINNACLE FINANCIAL PARTNERS, INC., as
successor by merger to Avenue Financial Holdings, Inc.

By:	/s/ Harold R. Carpenter
Name:	Harold R. Carpenter
Title:	Executive Vice President and Chief Financial Officer

Annex A

1.	Common Stock, no par value (“Common Stock”)

2.	Fixed/Floating Rate Subordinated Notes due 2024 (“Subordinated Notes”)

Annex B

Title of Securities	Approximate Number of Holders of Record
Common Stock	0
Subordinated Notes	5